RELIANCE Capital
Anil Dhirubhai Ambani Group

Reliance Capital Limited
Reliance Centre
19, Walchand Hirachand Marg
Ballard Estate
Mumbai - 400 001

Tel: + 91 22 3032 7000
Fax: +91 22 3032 7202
www.reliancecapital.co.in

May 12, 2007

The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers,
Dalal Street,
Mumbai - 400 001
Fax Nos. 22723121/2037

The Manager
The National Stock Exchange of India
Exchange Plaza, 5th Floor,
Plot No. C/1, G Block
Bandra Kurla Complex,
Bandra (E), Mumbai - 400 051

SUPPL

BSE Scrip Code : 500111

NSE Symbol : RELCAPITAL

Dear Sirs,

Sub : Disclosure in terms of Regulation 7(1) of the Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 1997

We enclose the disclosure in the prescribed format as required in terms of Regulation 7(1) of the Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 1997.

Kindly acknowledge receipt.

Thanking you,

Yours faithfully,
for **RELIANCE CAPITAL LIMITED**

V. R. MOHAN
COMPANY SECRETARY AND MANAGER

c.c.: Network 18 Fincap Limited

Encl: As above

Format for disclosure of details of acquisition to target company and stock exchanges where the shares of the target company are listed, in terms of Regulation 7(1)		
Name of the Target company	Network 18 Fincap Limited	
Name of the acquirer and PAC with the acquirer	Reliance Capital Limited	
Details of the acquisition as follows	Number	% w.r.t. total paid up capital of Target Company
a) Shares / Voting rights (VR) before acquisition under consideration	NIL	--
b) Shares/ voting rights acquired	25 55 003	5.02
c) Shares / VR after acquisition	25 55 003	5.02
Mode of acquisition (e.g. open market / public issue/ rights issue/ preferential allotment/ interse transfer etc).	Open Market	
Date of acquisition of shares/ VR or date of receipt of intimation of allotment of shares, whichever is applicable	May 10, 2007	
Paid up capital/ total voting capital of the target company before the said acquisition	5 08 63 395	
Paid up capital/ total voting capital of the target company after the said acquisition	5 08 63 395	

Note:

1. The disclosure shall be made whenever the post acquisition holding crosses 5%, 10% and 14% of the total paid up capital of the target company within 2 days of the acquisition.
2. The stock exchange shall immediately display the above information on the trading screen, the notice board and also on its website.

For **Reliance Capital Limited**

V.R. Mohan
Company Secretary and Manager

Place : Mumbai
Date : May 12, 2007

END